UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025 (Report No. 2)

Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 Hamada Street, Rehovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On May 20, 2025, SatixFy Communications Ltd. (the “Company”) issued a press release titled “MDA Space and SatixFy Announce Amended Merger Agreement for Increased Consideration and Postponement of Shareholder Meeting” (the “Press Release”), a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Report”).

A copy of the Letter Agreement, dated May 20, 2025 (the “Letter Agreement”), among the Company, MDA Space Ltd., MANTISRAEL OPERATIONS 1 LTD. and MANTISRAEL OPERATIONS 2 LTD. amending the Agreement and Plan of Merger, dated as of April 1, 2025 (the “Merger Agreement”), is filed as Exhibit 99.2 with this Report.

In connection with the increased consideration to US$3.00 per ordinary share of the Company (the “Merger Consideration”) provided for in the amended Merger Agreement pursuant to the updated terms described in the Press Release and the Letter Agreement, TD Securities (USA) LLC (“TD Cowen”) delivered to the Company’s board of directors an opinion, dated May 20, 2025 (the “Updated Opinion”), as to the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration. The full text of TD Cowen’s written opinion, dated May 20, 2025, which describes various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen, is filed as Exhibit 99.3 with this Report.

To the extent the information contained in the Press Release, Letter Agreement or Updated Opinion differs or varies from the information contained in the Company’s Notice and Proxy Statement furnished as Exhibit 99.1 with the Company’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2025, or any document filed prior to the dates thereof, the information in the Press Release, Letter Agreement and Updated Opinion, as the case may be, will govern.

The Report is hereby incorporated by reference in is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-279869) and Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with this transaction, the Company has submitted relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THIS TRANSACTION. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by the Company to SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to this transaction.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release, dated May 20, 2025, titled “MDA Space and SatixFy Announce Amended Merger Agreement for Increased Consideration and Postponement of Shareholder Meeting.”
99.2*	Letter Agreement, dated May 20, 2025, among the Company, MDA Space Ltd., MANTISRAEL OPERATIONS 1 LTD. and MANTISRAEL OPERATIONS 2 LTD.
99.3	Opinion of TD Securities (USA) LLC, dated May 20, 2025.

*
Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company undertakes to furnish supplemental unredacted copies of the exhibit upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd.

By:	/s/ Oren Harari
Oren Harari
Interim Chief Financial Officer

May 22, 2025